September 5, 2018

Bruce VanHorn
President and Chief Executive Officer
Poage Bankshares, Inc.
1500 Carter Avenue
Ashland, KY 41101

       Re: Poage Bankshares, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           File No. 001-35295

Dear Mr. VanHorn:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services